Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-264116

AMENDMENT NO. 2 DATED SEPTEMBER 16, 2024

To Prospectus Supplements dated August 15, 2022 and May 29, 2024

(To Prospectus dated May 25, 2022)

MOVANO INC.

Up to $8,259,292

Common Stock

This Amendment No. 2 to Prospectus Supplements (the “Amendment”) amends and supplements the information in our prospectus, dated May 25, 2022 (the “Prospectus”), and the prospectus supplements, dated August 15, 2022 and May 29, 2024 (the “Prospectus Supplements”), each of which were filed pursuant to our registration statement on Form S-3 (File No. 333-264116) (the “Registration Statement”). This Amendment should be read in conjunction with the Prospectus and Prospectus Supplements, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus and the Prospectus Supplements. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus and Prospectus Supplements, and any future amendments or supplements thereto.

This Amendment is being filed in connection with our previously announced “at the market offering” program, and to update the remaining amount of shares of our common stock, par value $0.0001 per share (our “common stock”), that we may issue and sell from time to time through or to JonesTrading Institutional Services LLC (the “Sales Agent”) as sales agent or principal, pursuant to the terms of our previously announced that certain At the Market Issuance Agreement with the Sales Agent, dated August 15, 2022 (as amended on May 29, 2024, the “Issuance Agreement”).

In accordance with the terms of the Issuance Agreement, we may offer and sell shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $50,000,000 from time to time through or to the Sales Agent, acting as agent or principal. As of September 11, 2024, we have sold 4,556,643 shares of our common stock resulting in gross proceeds of approximately $6,171,900 under the Issuance Agreement.

We are filing this Amendment to amend the Prospectus Supplements to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Issuance Agreement. As of September 11, 2024, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $39,306,657, which was calculated based on 91,795,088 shares of our outstanding common stock held by non-affiliates as of September 11, 2024, at a price of $0.4282 per share, the closing price of our common stock on July 30, 2024. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares in public primary offerings on Form S-3 with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75 million. During the 12 calendar months prior to, and including, the date of this Amendment, we have sold 6,256,807 shares of our common stock resulting in gross proceeds of approximately $4,842,927 pursuant to General Instruction I.B.6 of Form S-3.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Issuance Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $8,259,292 from time to time through the Sales Agent. If our public float increases such that we may sell additional amounts under the Issuance Agreement, the Prospectus Supplements and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Stock Market under the symbol “MOVE.” On September 13, 2024, the last reported sale price of our common stock on the Nasdaq Stock Market was $0.32 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. You should carefully consider the risks described under “Risk Factors” in the Prospectus and Prospectus Supplements, as well as those described in our other reports and documents we filed with the Securities and Exchange Commission (the “SEC”) that we incorporate by reference in the Prospectus, the Prospectus Supplements and this Amendment, before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement amendment. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 2 to Prospectus Supplement is September 16, 2024.